Exhibit 99.1

ASX/Media Release

Immutep Quarterly Activities Report & Appendix 4C

Q2 FY24

•	Excellent clinical data reported from TACTI-002 Phase II trial, including median Overall Survival of 35.5 months in first line non-small cell lung cancer (1L NSCLC) patients expressing PD-L1 (TPS ≥1%)

•	Promising efficacy and tolerability data reported from INSIGHT-003 Phase I trial, including a strong Overall Response Rate of 71.4% in 1L NSCLC patients

•	Late-stage & registrational trial progress:

•	1L NSCLC: constructive regulatory feedback received for registrational TACTI-004 Phase III trial

•	First line head and neck squamous cell carcinoma: enrolment completed for TACTI-003 Phase IIb trial, and first data expected in H1 CY2024

•	Metastatic breast cancer: safety lead-in portion of AIPAC-003 Phase II/III trial completed early, with no safety or tolerability issues reported enabling the randomized portion of trial to commence

•	Preclinical studies of IMP761, the world’s first LAG-3 agonist to treat the underlying cause of autoimmune diseases, continued. The Company is planning to begin first-in-human trials by mid-CY2024.

•	Well financed with a cash balance of A$103.7 million, providing cash runway to early CY 2026

SYDNEY, AUSTRALIA – 30 January 2024 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, provides an update on the ongoing development of its product candidates, eftilagimod alpha (efti) and IMP761 for the quarter ended 31 December 2023 (Q2 FY24).

EFTI DEVELOPMENT PROGRAM FOR CANCER

TACTI-002 (KEYNOTE-PN798) – Phase II clinical trial in first line NSCLC

Immutep reported excellent new clinical data from the TACTI-002 trial evaluating efti in combination with KEYTRUDA® (pembrolizumab) at the ESMO Congress in October 2023. A median Overall Survival (OS) of 35.5 months was reported in first line NSCLC patients expressing PD-L1 (TPS ≥1%). Encouragingly, for patients with low PD-L1 expression (TPS 1-49%) median OS was 23.4 months, for patients with negative expression (TPS<1%) median OS was 15.5 months, and a median OS has not yet been reached in patients with high PD-L1 expression (TPS ≥50%).

New biomarker data from the trial was presented at the Society for Immunotherapy of Cancer (SITC) Annual Meeting in November. The data demonstrated an early increase in immune cells (absolute lymphocyte count) was linked to improved clinical outcomes including OS. Significant increases of Th1 biomarkers (IFN-gamma, CXCL-10) and RNA levels of immune activating genes were observed in patients. Similar immune response biomarkers in the blood were reported previously from Immutep’s double-blind, randomised AIPAC Phase IIb trial, which combined efti with chemotherapy alone and did not include any anti-PD-1 therapy.

TACTI-003 (KEYNOTE-PNC34) – Phase IIb clinical trial in 1st line HNSCC

Enrolment was completed for the TACTI-003 trial in November 2023. A total of 171 first line head and neck squamous cell carcinoma (1L HNSCC) patients have been enrolled in this randomized, multicenter Phase IIb trial evaluating efti in combination with pembrolizumab in 138 patients with PD-L1 positive (Combined Positive Score [CPS] ≥1) tumors (Cohort A) and in 33 patients with PD-L1 negative tumors (Cohort B).

The primary endpoint of the study is ORR of evaluable patients according to RECIST 1.1. Secondary endpoints include OS, ORR according to iRECIST, PFS, and DoR. Patients in Cohort A whose tumors express PD-L1 (CPS >1) are stratified by CPS 1-19 and CPS >20, and the clinical results for these CPS groups, as well as for patients in Cohort B with CPS <1, will be evaluated.

Immutep expects to report first data from TACTI-003 in H1 CY2024.

AIPAC-003 – Integrated Phase II/III trial in Metastatic Breast Cancer

The Company completed the safety lead-in portion of the AIPAC-003 trial evaluating for the first time 90mg of efti in combination with paclitaxel in 6 patients during the quarter. The treatment was well tolerated with no dose limiting toxicities. This good safety profile enabled the lead-in phase to be closed after the first 6 patients. Following the recommendation of the independent Data Monitoring Committee (IDMC), the Company proceeded into the randomized Phase II portion of study and is currently dosing patients. Currently 18 patients have been dosed in the randomized part.

TACTI-004 – Phase III registrational trial in 1L NSCLC

Immutep received constructive regulatory feedback from the Paul-Ehrlich-Institut (PEI), a German regulatory authority and part of the Committee for Medicinal Products for Human Use (CHMP), regarding the planned TACTI-004 trial of efti for 1L NSCLC in December. The PEI is supportive of Immutep moving ahead with the registrational trial evaluating efti in combination with an anti-PD-1 therapy in a chemotherapy-free regimen or as a triple combination approach that includes chemotherapy. Also, the PEI acknowledged the good safety profile of efti in combination with anti-PD-1 therapy.

Additional interactions with the FDA, other local European regulators, as well as with other stakeholders and potential partners are ongoing. Immutep plans to announce the final trial design for TACTI-004 in Q1 of CY2024.

INSIGHT-003 – Phase I in 1L NSCLC

Promising efficacy and tolerability data was presented from the INSIGHT-003 trial at the ESMO Congress 2023 in October. The trial evaluates efti plus anti-PD-1 therapy and doublet chemotherapy as first line therapy in non-squamous NSCLC patients. A strong ORR of 71.4% was reported, along with a Disease Control Rate of 90.5% and a 10.1-month median PFS. Median OS has not been reached, despite 81% of patients having low or negative PD-L1 expression.

In the difficult-to-treat PD-L1 TPS <50% patient population (i.e. those with cold or tepid tumors), the triple combination achieved a high 70.6% response rate and median PFS that exceeded 10 months in both low (TPS 1-49%) and negative (TPS<1%) PD-L1 patients, which collectively represent roughly 70% of the overall NSCLC patient population and remain an area of high unmet need.

In November, the INSIGHT-003 trial was expanded to four sites across Germany to support faster enrolment. Currently, 30 out of a total of 50 patients are enrolled. Recruitment is expected to be completed in 1H CY2024.

INSIGHT-005 – Phase I trial in Urothelial Carcinoma

The first patient was enrolled and safely dosed in the investigator-initiated INSIGHT-005 trial, following the close of the quarter in January 2024. The study is evaluating efti and the anti-PD-L1 therapy BAVENCIO® (avelumab) in up to 30 patients with metastatic urothelial cancer and is jointly funded with Merck KGaA, Darmstadt, Germany.

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

The EFTISARC-NEO trial continued throughout the quarter, with 9 patients now enrolled and participating. The study will evaluate efti in combination with pembrolizumab and radiotherapy in up to 40 soft tissue sarcoma (STS) patients in the neoadjuvant (prior to surgery) setting. The trial is funded by a Polish grant program and is the first chemo-free triple combination therapy of efti as well as the first to evaluate the product candidate in a neoadjuvant setting. STS is an orphan disease with high unmet medical need and poor patient prognosis. Currently, Immutep expects first clinical data to be reported in H1 of CY2024.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

IMP761 is the Company’s proprietary preclinical candidate and world’s first LAG-3 agonist that aims to treat the underlying cause of multiple autoimmune diseases. Immutep is continuing its pre-clinical development and IND-enabling toxicology studies, which are necessary to evaluate the safety and toxicity of IMP761 before first-in-human trials can begin.

Immutep expects to begin the clinical development of IMP761 by mid-CY2024. Preparations for clinical development are ongoing.

PARTNER UPDATE: MONASH UNIVERSITY

Following the close of the quarter, Immutep entered into a research collaboration agreement with Monash University. The new agreement reflects an extension of the research collaboration agreements with Monash University signed in 2017 and 2020. Importantly, the new agreement will enable the parties to progress their investigations into the structure of LAG-3 and how LAG-3 interacts with its main ligand, MHC Class II. The research continues to be led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frederic Triebel.

INTELLECTUAL PROPERTY

During the quarter, Immutep was granted a new patent for efti by the Korean Intellectual Property Office. The patent protects Immutep’s intellectual property for combination therapies comprised of efti and a chemotherapy agent which is oxaliplatin, carboplatin, or topotecan. The application was filed as a second divisional application and follows the grant of the first divisional patent, announced in 2022.

FINANCIAL SUMMARY

Immutep continued prudent cashflow management and strategic investment into its clinical trial programs for efti and preclinical program for IMP761 during the second quarter (Q2 FY24).

Immutep’s cash position remains very strong with a cash and cash equivalent balance as at 31 December 2023 of approximately $103.7 million. With an expected cash reach till early CY2026, the Company is well financed to reach key milestones that will potentially add value to efti and IMP761.

Cash receipts from customers in Q2 FY24 were $38k, compared to $132k in Q1 FY24. During the quarter, the Company received a $1.1 million cash rebate from the Australian Federal Government’s research and development (R&D) tax incentive program and a €1.6 million (~$2.6 million) R&D tax incentive payment in cash from the French Government under its Crédit d’Impôt Recherche scheme (CIR).

The net cash used in G&A activities in the quarter was $0.8 million, compared to $1.6 million in Q1 FY24.

Payments of $427k to Related Parties (detailed in Item 6 of the Appendix 4C) comprises Non-Executive Directors’ fees and Executive Directors’ remuneration.

The net cash used in R&D activities in the quarter was $6.9 million, compared to $9.7 million in Q1 FY24. The decrease in cash used for the quarter was mainly due to the following:

1)	decreased clinical trial expenses since the TACTI-002 clinical trial is in close out phase;

2)	reduced contract laboratory services compared to last quarter; and

3)	decreased efti manufacturing activity.

Payment for staff costs was $2.2 million in the quarter compared to $2.3 million last quarter.

Total net cash outflows used in operating activities in the quarter were $5.5 million compared to $12.9 million in Q1 FY24.

A copy of the Appendix 4C -Quarterly Cash Flow Report for the quarter is attached.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Immutep Limited

ABN	Quarter ended (“current quarter”)
90 009 237 889	31 December 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	38	170
1.2	Payments for
	(a) research and development	(6,877)	(16,597)
	(b) product manufacturing and operating costs	—	—
	(c) advertising and marketing	(122)	(277)
	(d) leased assets	—	—
	(e) staff costs	(2,245)	(4,538)
	(f) administration and corporate costs	(822)	(2,432)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	951	1,976
1.5	Interest and other costs of finance paid	(8)	(11)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	3,774	3,774
1.8	Other (provide details if material) -Intellectual property management	(178)	(409)

1.9	Net cash from / (used in) operating activities	(5,489)	(18,344)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	(7)	(17)
	(d) investments	(86)	(86)
	(e) intellectual property	—	(328)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
	(f) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	—	—
	(e) intellectual property	—	—
	(f) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	(93)	(431)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	(296)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material) -Payment for the finance lease liability under AASB 16)	(69)	(140)
	-refund for Overpayment from shareholder	—	7

3.10	Net cash from / (used in) financing activities	(69)	(429)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	110,144	123,418
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(5,489)	(18,344)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(93)	(431)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(69)	(429)
4.5	Effect of movement in exchange rates on cash held	(758)	(479)

4.6	Cash and cash equivalents at end of period	103,735	103,735

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	44,895	24,868
5.2	Call deposits	49,409	81,683
5.3	Bank overdrafts	—	—
5.4	Other (provide details if material) -Term deposit	9,431	3,589

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	103,735	110,144

			Current quarter $A’000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1		427

6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A
8.	Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)		(5,489)
8.2	Cash and cash equivalents at quarter end (item 4.6)		103,735
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		103,735
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		18.90
Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer:

8.6.2  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:
8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer:

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 January 2024

By the board

Authorised by:
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5